UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13A-16 AND L5D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(July 31, 2009)

DIVERSINET CORP.

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(Name of Registrant)

2235 Sheppard Avenue East, Suite 1700, Toronto, Ontario M2J 5B5

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(Address of principal executive offices)

1.

Press Release - Quarter ended June 30, 2009

2.

Financial Statements for the Three Months and Six Months ended June 30, 2009

3.

Management’s Discussion and Analysis of Financial Condition and Results of Operations - Quarter ended June 30, 2009

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  X

Form 40-F

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Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

YES

NO   X

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized

DIVERSINET CORP.

 ---------------------------

(REGISTRANT)

DATE: July 31, 2009

BY:    /S/ DAVID HACKETT

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DAVID HACKETT, CHIEF FINANCIAL OFFICER

Diversinet Reports Second Quarter 2009 Financial Results

Fourth Consecutive Quarter of Profitability

Quarterly Revenues up 244%

TORONTO, Canada, July 31, 2009 – Diversinet Corp. (TSX Venture: DIV, OTCBB: DVNTF), a leading provider of secure application platforms for the mobile world, today announced financial results for the second quarter of 2009.  All dollar amounts are in U.S. dollars.

Revenues for the second quarter were $1,945,000, up 244% percent compared to $565,000 in the second quarter of 2008.  Revenues for the six months ended June 30, 2009 were $3,955,000, up 336% from $906,000 in the same period in 2008.  The Q2 2009 revenues include $1,625,000 from the $40 million five-year worldwide license and revenue share agreement with AllOne Mobile Corporation (“AllOne”) signed in Q3 2008.

The net income for the second quarter of 2009 was $1,056,000 or $0.02 per share, compared to a net loss of $1,205,000, or $0.03 per share in the second quarter of 2008.  The net income for the six months ended June 30, 2009 was $1,238,000, or $0.03 per share, compared to a net loss of $2,363,000 or $0.05 per share in the similar six months of 2008.  Included in the second quarter net income are non-cash stock-based compensation, depreciation and amortization of $259,000 ($304,000 in Q2 2008).  Also included in the second quarter net income is a foreign exchange gain of $707,000 ($15,000 gain in Q2 2008).  Cash and cash equivalents at June 30, 2009 were $10,671,000 and $10,719,000 at March 31, 2009.

Albert Wahbe, CEO and Chairman stated “First and foremost is the continued strength of our balance sheet and the achievement of our fourth consecutive profitable quarter - both represent significant achievements for Diversinet.  We believe that 2009 will be our first profitable year since our founding twelve years ago.  From a business perspective, 2009 will continue to be measured by our and AllOne’s ability to negotiate pilots and strategic partnerships as we wait for the wireless health care market to emerge.  While we would like to see the market evolve faster, we have noticed an increase in telehealth activity over the last three months.  From a competitive standpoint, we believe Diversinet is a leading secure application platform for the mobile world.  Through our partnership with AllOne Mobile we have established exciting new relationships with Microsoft HealthVault and the U.S. Army, establishing a credible footprint.  Additionally, we have several U.S. and international activities that I am confident will emerge during the second half of 2009.  Please note that Diversinet is providing technology leadership in the telehealth segment that is still in its infancy and evolving rapidly.  While our technology is available for deployment, our growth is ultimately reliant upon market adoption.  We continue to believe that we can make additional progress in the health care industry even in these challenging economic times and believe the U.S. commitment to spend up to $31 billion dollars on U.S. health care information technology over the next 10 years will be a positive catalyst for AllOne and Diversinet.  With this momentum, we expect to launch an investor relations program later this year.”

Company, customer and product solution highlights include:

•

During May 2009, the AllOne Mobile secured by Diversinet and MyHealth Mobile application (for BlueCross of Northeast Pennsylvania members) was approved and is now available on the Verizon BREW application deck for download.

•

During May 2009, the AllOne Mobile secured by Diversinet product went live with a secure mobile consumer direct PHR (personal health record) solution that is offered by Microsoft’s HealthVault.  The product is now available for purchase for $25 per year.  Visit HealthVault’s website to purchase our innovative solution today at http://healthvault.com/websites/AllOneHealth-AllOneMobile.html?type=application.

•

During June 2009, the AllOne Mobile secured by Diversinet product went live on the iTunes App Store offering three iPhone apps available for download.  The applications are for AllOne Mobile, MyHealth Mobile and mCare.  The mCare application is for use in a U.S. Army pilot that creates a challenge response secure session with the wounded warrior for interactive feedback.  The AllOne Mobile direct to consumer application for Microsoft’s HealthVault is anticipated to be available in August.

•

During June 2009, after successful implementation of our U.S. Army pilot our combined solution was moved behind the Army’s firewall and the pilot metrics expanded.  An early positive sign.  AllOne Mobile’s platform is anticipated to support the rehabilitation needs of up to 10,000 returning soldiers in a phased implementation over the next year.

•

Diversinet was awarded an additional U.S. Patent No. 7,555,460 entitled “Payment system and method using tokens” on June 30, 2009.  The patent provides a method for collecting payment over the internet by a third party for services using secure digital tokens issued by a third party.  The new patent addresses several security and fraud issues related to the use of credit card payments over the internet.  Diversinet’s patent portfolio now includes 12 patents and 24 patents pending.

•

During April 2009, the AllOne Mobile Secured by Diversinet product (that utilizes MobiSecure Wallet and Vault) won the Info Security Products Guide 2009 Global Product Excellence Award for Security solution for health.

About Diversinet

Diversinet Corp. (TSX Venture: DIV, OTCBB: DVNTF) is a leading provider of secure application platforms for the mobile world utilizing wireless authentication and access solutions that secure the personal identity, transactions and data of consumers over almost any mobile phone or handheld device.  Diversinet’s reliable, end-to-end MobiSecure Wallet and Vault products provide global, secure and cost effective applications to mobilize personal health records, financial services transactions and identity protection management.  Connect with Diversinet Corp. at www.diversinet.com.

# # #

The Private Securities Litigation Reform Act of 1995 and Canadian securities laws provide a “safe harbour” for forward-looking statements.  Certain information included in this press release (as well as information included in oral statements or other written statements made or to be made by the company) contains statements that are forward-looking, such as statements relating to anticipated future revenues of the company and success of current product offerings and the term of the agreement with AllOne Mobile Corporation.  Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by or on behalf of the company.  For a description of additional risks and uncertainties, please refer to the company’s filings with the Securities and Exchange Commission available at www.sec.gov and Canadian securities regulatory authorities available at www.sedar.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Contacts:

Diversinet Corp.

David Hackett

Chief Financial Officer

416-756-2324 ext. 275

dhackett@diversinet.com

#

Diversinet Corp.
CONSOLIDATED BALANCE SHEETS
[in United States dollars]

	June 30	December 31
	2009	2008
	$	$
	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	10,671,462	12,075,422
Accounts receivable (note 2(c))	217,307	-
Prepaid expenses	42,029	57,346
Total current assets	10,930,798	12,132,768
Property and equipment, net (note 4)	241,745	255,264
Total assets	11,172,543	12,388,032

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	177,615	168,078
Accrued liabilities (note 5)	170,465	511,961
Deferred revenues	35,833	2,646,356
Total current liabilities	383,913	3,326,395

Shareholders’ equity
Share capital (note 6)	68,168,993	68,099,993
Contributed surplus	8,030,183	7,596,686
Share purchase warrants (note 6)	-	13,687
Deficit	(63,889,825)	(65,128,008)
Accumulated other comprehensive income:
Cumulative translation adjustment	(1,520,721)	(1,520,721)
Total shareholders’ equity	10,788,630	9,061,637
Total liabilities and shareholders’ equity	11,172,543	12,388,032

Commitments and contingencies (note 8)

See accompanying notes to interim consolidated financial statements.

#

Diversinet Corp.
CONSOLIDATED STATEMENTS OF NET INCOME (LOSS) AND DEFICIT AND COMPREHENSIVE NET INCOME (LOSS)
[in United States dollars]
(Unaudited)
	Three months ended June 30		Six months ended June 30
	2009	2008	2009	2008
	$	$	$	$

Revenues	1,944,683	564,709	3,954,958	906,304
Cost of revenues	42,491	68,760	84,428	150,823
Gross margin	1,902,192	495,949	3,870,530	755,481

Expenses
Research and development	689,483	715,048	1,346,959	1,343,071
Sales and marketing	379,198	486,344	758,717	896,301
General and administrative	472,904	525,411	912,384	971,866
Depreciation and amortization	18,799	26,494	36,631	52,040
	1,560,384	1,753,297	3,054,691	3,263,278
Income (loss) before the following	341,808	(1,257,348)	815,839	(2,507,797)
Foreign exchange gain	706,820	15,101	383,778	36,502
Interest income	7,133	37,735	38,566	108,142
Net income (loss) for the period and comprehensive net income (loss)	1,055,761	(1,204,512)	1,238,183	(2,363,153)

Deficit, beginning of period	(64,945,586)	(64,337,316)	(65,128,008)	(63,178,675)
Net income (loss) for the period	1,055,761	(1,204,512)	1,238,183	(2,363,153)
Deficit, end of period	(63,889,825)	(65,541,828)	(63,889,825)	(65,541,828)

Basic and diluted earnings (loss) per share	0.02	(0.03)	0.03	(0.05)
Weighted average basic common shares outstanding	47,106,935	43,242,783	47,069,642	43,242,783
Weighted average fully diluted common shares outstanding (note 7)	47,221,687	43,242,783	47,106,527	43,242,783

See accompanying notes to interim consolidated financial statements.

#

Diversinet Corp.
CONSOLIDATED STATEMENTS OF CASH FLOWS
[in United States dollars]
(Unaudited)
	Three months ended June 30		Six months ended June 30
	2009	2008	2009	2008
	$	$	$	$

OPERATING ACTIVITIES
Net income (loss) for the period	1,055,761	(1,204,512)	1,238,183	(2,363,153)
Add (deduct) items not requiring an outlay of cash:
Depreciation and amortization	18,799	26,494	36,631	52,040
Foreign exchange (gain) loss	(646,724)	(15,334)	(343,577)	(6,591)
Stock-based compensation expense (note 6(c))	240,665	277,815	488,810	479,469
	668,501	(915,537)	1,420,047	(1,838,235)
Changes in non-cash working capital:
Accounts receivable	(168,987)	-	(217,307)	122,687
Prepaid expenses	(1,183)	11,306	15,317	20,319
Accounts payable	37,497	83,099	9,537	29,943
Accrued liabilities	(28,680)	68,080	(341,496)	(523,735)
Deferred revenue	(1,185,834)	34,942	(2,610,523)	(59,027)
Cash used in operations	(678,686)	(718,109)	(1,724,425)	(2,248,048)

FINANCING ACTIVITIES
Issue of common shares on exercise of warrants for cash	-	1,725,000	-	1,725,000
Cash provided by financing activities	-	1,725,000	-	1,725,000

INVESTING ACTIVITIES
Purchase of property and equipment	(15,463)	(12,631)	(23,112)	(13,915)
Cash used in investing activities	(15,463)	(12,631)	(23,112)	(13,915)

Foreign exchange gain on cash held in foreign currency	646,724	15,334	343,577	36,502
Net change in cash and cash equivalents during the period	(47,425)	1,009,593	(1,403,960)	(530,372)
Cash and cash equivalents, beginning of the period	10,718,887	6,854,321	12,075,422	8,394,286
Cash and cash equivalents, end of the period	10,671,462	7,863,914	10,671,462	7,863,914

Supplemental cash flow information:
Interest received	7,133	37,735	38,566	108,142
Supplemental disclosure relating to non-cash financing and investing activities:
Issuance of shares to employees (note 6(a))	41,250	42,000	69,000	71,499

Cash and cash equivalents is comprised of:
Cash			646,657	2,356,432
Cash equivalents			10,024,805	5,507,482
			10,671,462	7,863,914
See accompanying notes to interim consolidated financial statements.

DIVERSINET CORP.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(Amounts expressed in U.S. dollars)
Three and six months ended June 30, 2009

Diversinet Corp. (the “Company”), an Ontario corporation, develops, markets and distributes wireless security infrastructure solutions and identity management solutions and professional services to the health services, financial services, software security, storage and memory manufacturers, entertainment and gaming and telecommunications marketplaces.

1. Significant accounting policies
(a) Basis of consolidation
The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany transactions and balances have been eliminated.
(b) Basis of presentation

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and, accordingly, certain disclosures normally included in annual financial statements prepared in accordance with generally accepted accounting principles are not provided.  These unaudited interim consolidated financial statements have been prepared following accounting principles consistent with those used in the annual audited consolidated financial statements and should be read in conjunction with the annual audited financial statements of the Company for the year ended December 31, 2008.

In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at June 30, 2009 and the results of operations and cash flows for the three months and six months ended June 30, 2009 and 2008.  Due to the nature of the Company’s sales cycle and the size of individual orders, the results reported in these interim unaudited consolidated financial statements should not be regarded as necessarily indicative of the results that may be expected for the entire period.

(c) Revenue recognition

In September 2008 the Company entered into a license and revenue share agreement (the “Agreement”) with AllOne Mobile Corporation (“AllOne”).  The Agreement replaces a three year licensing agreement entered into with AllOne Health Group Inc. in August 2007.  AllOne is a subsidiary of AllOne Health Group Inc. who in turn is a subsidiary of Hospital Services Association of Northeastern Pennsylvania (“HSA”).  Through a private placement in 2007, HSA acquired 6,756,757 common shares representing approximately 15% of the Company’s outstanding shares.

Under the terms of the Agreement, Diversinet has provided an exclusive worldwide right to AllOne to sub-license certain Diversinet software in combination with AllOne’s software, in the mobile personal health record market.  The Agreement has a term of five years and may be cancelled after the third year if, through no fault of either party, market conditions, law or regulation, or technology make the combined software product obsolete or unable to be sold.  Over the term of the Agreement, Diversinet is required to provide second and third level support as well as two major product upgrades per year.  Under the terms of the Agreement, Diversinet is to receive a minimum annual fee of $5.5 million in the first year, $7 million in years two and three and $10 million in years four and five.

The Company recognizes revenue in accordance with Statement of Position (“SOP”) 97-2, Software Revenue Recognition, issued by the American Institute of Certified Public Accountants (“AICPA”) in October 1997 as amended by SOP 98-9 issued in December 1998.  The Company has concluded that the Company’s commitment to deliver major product upgrades meets the definition of an unspecified additional software product under SOP 97-2.  If an arrangement includes unspecified additional software products, SOP 97-2 specifies that the entire arrangement is accounted for as a subscription.  Under subscription accounting, the fee is recognized ratably over the non-cancelable term of the arrangement beginning with the delivery of the first product.  During each of the first and second quarters of 2009 $1,625,000 in revenue has been recognized under this Agreement.

2. Financial instruments
a) Classification of financial instruments: The Company has classified its financial instruments as follows:
	June 30, 2009	December 31, 2008
	$	$
Financial assets:
Held for trading, measured at fair value:
Cash and cash equivalents	10,671,462	12,075,422

Loans and receivables, measured at amortized cost:
Accounts receivable	217,307	-

Financial liabilities, measured at amortized cost:
Accounts payable	177,615	168,078
Accrued liabilities	170,465	511,961
	348,080	680,039
The Company had neither available for sale, nor held to maturity financial instruments during the six month period ended June 30, 2009 or during the year ended December 31, 2008.

b) Investment income: The Company has recorded investment income in relation to the following financial instruments:
	Three months ended June 30		Six months ended June 30
	2008	2008	2008	2008
	$	$	$	$
Financial assets held for trading:
Interest income earned on cash and cash equivalents	7,133	37,735	38,566	108,142
	7,133	37,735	38,566	108,142

c) Accounts receivable: The Company’s accounts receivable is comprised of the following:
	June 30, 2009	December 31, 2008
	$	$
Trade receivables	217,307	-
Allowance for doubtful accounts	-	-
	217,307	-

The Company recognizes an allowance for doubtful accounts that represents its estimate of incurred losses in respect of trade receivables.  The allowance is based on a variety of factors, including the length of time receivables are past due, circumstances relating to the customer, and historical experience.  As at June 30, 2009 and December 31, 2008, the Company did not have an allowance for doubtful accounts.  At June 30, 2009 and December 31, 2008, the Company had no material past due trade accounts receivables.

3. Segmented information

The Company operates in one reportable operating segment.  This segment derives its revenue from the sale of secured wireless and identity management solutions and related products and services.  As at June 30, 2009, 100% (100% - 2008) of the capital assets were located in Canada.  For the three month period ended June 30, 2009, two customers contributed 84% and 14% of the total revenue (two customers contributed 80% and 14% of the total revenue, for the same period in 2008).  For the six month period ended June 30, 2009, two customers contributed 83% and 14% of the total revenue (two customers contributed 67% and 21% of the total revenue for the same period in 2008).

Revenue is attributable to geographic location, based on the location of the customer, as follows:

	Three months ended June 30		Six months ended June 30
	2009	2008	2009	2008
	$	$	$	$
United States	1,920,434	533,209	3,898,859	803,100
Asia	24,250	31,500	56,099	63,000
Canada	-	-	-	40,204
	1,944,684	564,709	3,954,958	906,304

Revenue is attributable to product and services as follows:
	Three months ended June 30		Six months ended June 30
	2009	2008	2009	2008
	$	$	$	$
Consulting services	119,684	119,709	304,958	461,304
Licensing	1,825,000	445,000	3,650,000	445,000
	1,944,684	564,709	3,954,958	906,304

4. Property and equipment			June 30, 2009	December 31, 2008
	Cost	Accumulated depreciation and amortization	Net book value	Net book value
Computer hardware	1,144,079	1,022,928	121,151	$125,727
Computer software	511,618	474,558	37,060	43,600
Furniture and fixtures	239,707	174,819	64,888	64,001
Leasehold improvements	36,060	17,414	18,646	21,936
	1,931,464	1,689,719	$241,745	$255,264
Depreciation expense for the three and six months ended June 30, 2009 amounted to $18,799 (2008 - $26,494) and $36,631 (2008 - $52,040) respectively.

5. Accrued liabilities	June 30, 2009	December 31, 2008
Compensation	73.885	$350,882
Professional fees	30,270	103,528
Miscellaneous	66,310	57,551
	170,465	$511,961

6.  Share capital

(a)  Share capital and share purchase warrants: There are an unlimited number of authorized common shares with no par value.

The following details the changes in issued and outstanding shares, compensation options and warrants:

	Warrants		Common shares
	Number	Amount	Number	Amount
Balance, December 31, 2008	15,000	$13,687	47,031,935	$68,099,993
Shares issued (i)	-	-	150,000	69,000
Warrants cancelled (ii)	(15,000)	(13,687)	-	-
Balance, June 30, 2008	-	$-	47,181,935	$68,168,993

 i) On April 2, 2008, Mr. Wahbe entered into a three year employment agreement to continue to serve as Chief Executive Officer.  The Company has the option of paying Mr. Wahbe through the issuance of common shares to a maximum of 300,000 annually.  Share compensation during six months ended June 30, 2009 under this agreement was $69,000 representing the issuance of 150,000 common shares.  The share compensation is based on the Company’s common share price on or about the last day of the quarter.

ii) The value of 15,000 vested warrants that expired unexercised during the period in the amount of $13,687 has been reclassified to contributed surplus.

(b)  Common share put rights

On August 31, 2007, the Company completed a private placement with Hospital Service Association of Northeastern Pennsylvania (“HSA”) of 6,756,757 common shares at $0.74 per common share, for gross proceeds of $5,000,000.  The related share agreement provides HSA with a number of put rights that would require the Company to repurchase all or a portion of its shares.  These rights include (i) change of control put right whereby HSA has the right, at its option, to require the Company to repurchase the shares at a price of $0.74 per share, if upon a change of control event, the consideration offered is less than $0.74 per share; (ii) in certain circumstances, upon termination by the Company of the Agreement between the Company and AllOne; (iii) restrictions on the issuance of any class of shares of the Company with rights or preferences superior to the common shares issued to the purchaser; and (iv) termination in the event of a breach by the Company of any material covenants contained in the share purchase agreement.  The common shares subject to the put right have been classified as an equity award as the put rights do not give rise to a contractual obligation to deliver cash under conditions that are potentially unfavourable to the Company.

(c)  Stock options

Each stock option entitles the holder to purchase one common share of the Company.  A total of 8,500,000 common shares (being 9,558,474 in the plan less 1,058,474 exercised to date) have been reserved to meet outstanding options, or future options to be granted, under the option plan.  A summary of the Company’s stock options outstanding and the changes during the six month period ended June 30, 2009 is presented below:

Number outstanding
Outstanding, beginning of period	6,483,850
Exercised	-
Cancelled and forfeited	(325,000)
Issued	129,000
Outstanding, end of period	6,287,850
Exercisable, end of period	4,076,329

The following table summarizes information for stock options outstanding:
Range of exercise price	Number outstanding	Weighted average remaining life (years)
$0.36 - $0.49	1,996,173	2.23
$0.50 - $0.60	2,801,428	3.76
$0.85 - $1.01	1,490,249	3.00
	6,287,850	3.09

During the three and six months ended June 30, 2009 the Company recorded stock-based compensation expense of $240,665 (2008 - $277,815) and $488,810 (2008 - $479,469), related to common shares, stock options and warrants granted to employees, officers, directors and consultants.

The Company has granted 18,000 and 129,000 options during the three and six months ended June 30, 2009.  The weighted average estimated fair value at the date of the grant for options granted for the six months ended June 30, 2009 was $0.31.  The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

Three months ended June 30	2009	2008
Risk-free interest rate	3.68%	4.0%
Volatility factor of the future expected market price	84.56%	117%
Weighted average expected life of options	5 years	5 years

7. Basic and diluted earnings (loss) per share

Basic earnings per share have been calculated by dividing net income for the period by the weighted average number of shares outstanding during each period.  Diluted earnings per share has been calculated by dividing net income for the period by the weighted average number of shares and potentially dilutive shares outstanding during the period. In computing diluted earnings per share, the treasury stock method is used to determine the number of shares assumed to be purchased from the conversion of shares equivalents or the proceeds of option exercises.  For periods with a net loss, common shares issuable upon the exercise of options and warrants that could dilute basic loss per share in the future were not included in the computation of diluted loss per share because to do so would have been anti-dilutive.

The following table sets forth the computation of basic and diluted net income (loss) per share:
	Three months ended June 30		Six months ended June 30
	2009	2008	2009	2008
Numerator:
Net income (loss) available to common shareholders	$1,055,761	$(1,204,512)	$1,238,183	$(2,363,153)

Denominator:
Weighted average shares: basic	47,106,935	43,242,783	47,069,642	43,242,783
Effect of outstanding stock options	114,752	-	36,885	-
Weighted average shares: fully diluted	47,221,687	43,242,783	47,106,527	43,242,783

Net loss per share: basic	$0.02	$(0.03)	$0.03	$(0.05)
Net loss per share: fully diluted	$0.02	$(0.03)	$0.03	$(0.05)

8. Commitments and contingencies
Lease commitments: Total future minimum lease payments including operating costs are as follows:
2009	$ 102,267
2010	204,534
2011	204,118
2012	67,624
$ 578,543

During the three and six months ended June 30, 2009, the Company recorded rent expense of $49,139 (2008 - $51,312) and $98,362 (2008 - $113,746), respectively.

9. Capital risk management

The Company manages its capital to maintain its ability to continue as a going concern.  The capital structure of the Company consists of cash and cash equivalents and equity comprising of issued capital, contributed surplus, share purchase warrants and deficit.  The Company manages its capital structure and makes adjustments to it in light of economic conditions.  The Company’s primary objective with respect to its capital management is to ensure it has sufficient cash resources to pursue its commercialization efforts and maintain its ongoing operations.  The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share issues, or by undertaking other activities as deemed appropriate under the specific circumstances.  The Company is not subject to externally imposed capital requirements and the Company’s overall strategy with respect to capital risk management remains unchanged from the year ended December 31, 2008.

10. Financial risk management

a) Overview: The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework.  The Audit Committee reviews the Company’s risk management policies on an annual basis.  The finance department identifies and evaluates financial risks and is charged with the responsibility of establishing controls and procedures to ensure that financial risks are mitigated in accordance with the approved policies.

b) Credit risk: Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises from the Company’s accounts receivables and cash and cash equivalents.  The carrying amount of financial assets represents the maximum credit exposure.  Our customer base is limited to a few large financial institutions, health service enterprises and security providers.  As a result, we often maintain individually significant receivable balances due from them.  The majority of the Company’s customers are located in the United States with the remaining located in Canada and Asia.  At June 30, 2009, one customer represented 88% of the accounts receivable balance.  At December 31, 2008, the accounts receivable balance was nil.

The Company invests its excess cash with the objective of maintaining safety of principal and providing adequate liquidity to meet all current payment obligations and future planned capital expenditures and with the secondary objective of maximizing the overall yield of the portfolio.  The Company’s cash is not subject to any external restrictions.  Investments must be rated at least investment grade by recognized rating agencies.  Given these high credit ratings, the Company does not expect any counterparties to these investments to fail to meet their obligations.

c) Liquidity risk: Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.  The Company manages its liquidity risk by continuously monitoring forecast and actual revenues and expenditures and cash flows from operations.  Senior management is also actively involved in the review and approval of planned expenditures.  All of the Company’s financial liabilities have contracted maturities of less than one year.

d) Market risk: Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Company’s income or the value of its financial instruments.

(i) Interest rate risk: Based on management’s knowledge and experience of the financial markets, management does not believe that the Company’s current financial instruments will be affected by interest rate risk.  Interest rate risk is remote as interest rates on the Company’s cash equivalents are fixed with maturity dates of less than 90 days.  A change of 1% in interest rates at June 30, 2009 would not have a significant impact on the Company’s results of operations due to the short term to maturity of the investments held.

(ii) Currency risk: The Company operates internationally with the U.S. dollar as its functional currency and therefore is exposed to foreign exchange risk from various currencies, primarily Canadian dollars.  Foreign exchange risk arises from purchase transactions as well as recognized financial assets and liabilities denominated in foreign currencies.  The Company’s main objective in managing its foreign exchange risk is to maintain Canadian cash on hand to support Canadian forecasted obligations and cash flows.  To achieve this objective the Company monitors forecasted cash flows in foreign currencies and attempts to mitigate the risk by modifying the nature of cash and cash equivalents held.  During the six months ended June 30, 2009 the Company maintained a portion of its cash resources in both U.S. and Canadian dollar cash and cash equivalents.  The Company does not have any foreign currency derivative instruments outstanding at June 30, 2009.

Balances in foreign currencies at June 30, 2009 are as follows:	Canadian dollars
Cash and cash equivalents	$10,041,528
Accounts payable and accrued liabilities	388,932

Fluctuations in the Canadian dollar exchange rate could have a potentially significant impact on the Company’s results from operations.  However, they would not impair or enhance the ability of the Company to pay its foreign currency-denominated expenses as such items would be similarly affected.

e) Fair value of financial instruments: For cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities carrying amounts approximate fair value due to the relatively short periods to maturity of these financial instruments.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis (“MD&A”), is intended to help the reader understand the results of operations and financial condition of Diversinet Corp. (“Diversinet” or the “Company”).  The MD&A should be read in combination with our unaudited condensed consolidated financial statements and the accompanying notes.  We report our unaudited consolidated financial statements in accordance with Canadian generally accepted principles (“GAAP”).  All dollar amounts in this MD&A are in United States, or U.S. dollars or unless otherwise stated.

Certain statements in this MD&A contain words such as “could”, “expects”, “may”, “anticipates”, “believes”, “intends”, “estimates”, “plans”, and other similar language and are considered forward-looking statements or information under applicable securities laws.  These statements are based on our current expectations, estimates, forecasts and projections about the operating environment, economies and markets in which we operate which we believe are reasonable but which are subject to important assumptions, risks and uncertainties and may prove to be inaccurate.  Consequently, our actual results could differ materially from our expectations set out in this MD&A.  In particular, see the Risk and Uncertainties section of this report, our Annual Report for the year ended December 31, 2008, and our Quarterly Report for the period ended June 30, 2009, for factors that could cause actual results or events to differ materially from those contemplated in forward-looking statements.  Unless required by applicable securities laws, we disclaim any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  You are cautioned not to place undue reliance on these statements, which speak only as of the date of this report which is as at July 31, 2009.

EXECUTIVE OVERVIEW

Our Business and Strategy

Founded in 1997 and based in Toronto, Canada, Diversinet is a provider of personal authentication and security solutions for the wireless world.  Our software and solutions protect user identity and provide secure access for consumer and business applications using a variety of mobile phones, Personal Digital Assistants (“PDA”) and personal computers.  Our scaleable, open mobile security platform enables enterprises and service providers to rapidly develop, deploy and manage next-generation wireless security services.  Our technology simplifies what had previously been a complex set of technical problems in both information security and wireless data communications.  In January 2007, Diversinet introduced new application solutions, MobiSecure Wallet and Vault, to focus on the evolving protection and trust needs of mobile users.  These financial results reflect this shift in focus and the time required to build up a customer base under this new strategy and a rebuilding of the sales and marketing strategy of the Company.

Diversinet’s MobiSecure Strong Authentication enable heath care service providers, identity management service providers, financial service providers, mobile network operators and security service providers to rapidly develop, deploy and manage secure on-line services for mobile device and personal computer users worldwide.  Our MobiSecure soft tokens are securely provisioned and managed and are available on the leading intelligent mobile device platforms, including Symbian, Microsoft, RIM, Palm and Java-based phones as well as on personal computers running Microsoft Windows.

Diversinet’s MobiSecure Wallet is a client-side secure container application, which can access or hold confidential personal information, such as user identification and access information via fax, email and SMS.  It operates in concert with the MobiSecure Vault, a server-side secure container application, and allows a user to access a host of personal information files.  Personal health records, financial information, payment information, entertainment or loyalty information can be accessed in real time, directly from a user’s mobile phone or other hand-held access device.  The MobiSecure Vault provides large file storage and backup to the MobiSecure Wallet and is accessible through web service interfaces and adaptors.

Diversinet’s combination of client software and wireless provisioning services enables the issuance and management of mobile device authentication tokens and also creates a technology platform from which we can provide an entirely new and powerful set of capabilities in the mobile e-commerce environment in the form of digital identities, digital permissions and wireless wallets.  In addition to providing mobile device security and provisioning solutions, Diversinet deploys an experienced professional services team for application development, consulting, training and technical support.

2009 Highlights

During May 2009, the AllOne Mobile secured by Diversinet and MyHealth Mobile application (for BlueCross of Northeast Pennsylvania members) was approved and is now available on the Verizon BREW application deck for download.

During May 2009, the AllOne Mobile secured by Diversinet product went live with a secure mobile consumer direct PHR (personal health record) solution that is offered by Microsoft’s HealthVault.  The product is now available for purchase for $25 per year.  Visit HealthVault’s website to purchase our innovative solution today at http://healthvault.com/websites/AllOneHealth-AllOneMobile.html?type=application.

During June 2009, the AllOne Mobile secured by Diversinet product went live on the iTunes App Store offering three iPhone apps available for download.  The applications are for AllOne Mobile, MyHealth Mobile and mCare.  The mCare application is for use in a U.S. Army pilot that creates a challenge response secure session with the wounded warrior for interactive feedback.  The AllOne Mobile direct to consumer application for Microsoft’s HealthVault is anticipated to be available in August.

During June 2009, after successful implementation of our U.S. Army pilot our combined solution was moved behind the Army’s firewall and the pilot metrics expanded.  An early positive sign.  AllOne Mobile’s platform is anticipated to support the rehabilitation needs of up to 10,000 returning soldiers in a phased implementation over the next year.

Diversinet was awarded an additional U.S. Patent No. 7,555,460 entitled “Payment system and method using tokens” on June 30, 2009.  The patent provides a method for collecting payment over the internet by a third party for services using secure digital tokens issued by a third party.  The new patent addresses several security and fraud issues related to the use of credit card payments over the internet.  Diversinet’s patent portfolio now includes 12 patents and 24 patents pending.

During April 2009, the AllOne Mobile Secured by Diversinet product (that utilizes MobiSecure Wallet and Vault) won the Info Security Products Guide 2009 Global Product Excellence Award for Security solution for health.

We are progressing in extending our MobiSecure Wallet and Vault software included in the AllOne Mobile health care product offering from securely accessing and communicating static data into two-way secure data exchange, messaging and challenge response.  This new innovation allows for related case management/disease management control and follow-up throughout the health care industry.

During the first quarter of 2009, AllOne, our exclusive global partner announced that in response to soldiers returning home with traumatic brain injuries and other significant injuries, the U.S. military is launching a pilot telehealth outreach program to better track their progress.  Through AllOne Mobile, a health information management application provided by AllOne Health and secured by Diversinet, secure, two-way mobile technology will link wounded warriors recuperating at home with their case managers and unit support staff.

AllOne Mobile’s system will give injured service members access to case managers and other military personnel who will monitor and stay in touch with soldiers through personalized encrypted messages.  Data received from soldiers will help to better personalize and monitor daily care.  Initially, AllOne Mobile’s platform is anticipated to support the rehabilitation needs of up to 10,000 returning soldiers in a phased implementation over the next year.

Also during Q1 2009, AllOne announced two deals that expand the national reach of AllOne Mobile to nearly 400,000 potential users.  Significa Insurance Group and Erin Group Administrators members can securely view, manage and exchange their health care information with physicians, hospitals, pharmacies and other health care providers anytime, anywhere – without the need for an Internet connection.  Specifically, AllOne Mobile will help these consumers and their families by allowing them to do things on their mobile phones such as:

•

View and send insurance coverage information,

•

Track prescription drugs,

•

Catalog allergies, or fax a child’s allergy records to the school nurse,

•

Send health information, including a family health history, to a physician, and

•

Access health tips to better manage chronic conditions.

RESULTS OF OPERATIONS

Revenues

For the three months ended June 30, 2009, we reported revenues of $1,945,000 compared to revenues of $565,000 for the three months ended June 30, 2008.  Revenues for the six months ended June 30, 2009 were $3,955,000 compared to $906,000 for the same period in 2008.  In September 2008, we entered into a five year license and revenue sharing agreement (the “Agreement”) with AllOne Mobile Corporation (“AllOne”), a wholly owned subsidiary of AllOne Health Group, Inc. (“AHG”), who in turn is a wholly owned subsidiary of Hospital Service Association of Northeastern Pennsylvania (“HSA”) to cross license certain software and share revenues from the worldwide sales.  Under the terms of the Agreement, Diversinet has provided an exclusive worldwide right to AllOne to sub-license certain Diversinet software in combination with AllOne’s software, in the mobile personal health record market.  The agreement may be cancelled after the third year if, through no fault of either party, market conditions, law or regulation, or technology make the combined software product obsolete or unable to be sold.  Over the term of the Agreement, Diversinet is required to provide second and third level support as well as two major product upgrades per year.  Under the terms of the Agreement, Diversinet is to receive a minimum commitment fee of $5.5 million in the first year.  Thereafter $7 million in years two and three and $10 million in years four and five, payable quarterly in advance.  For health care sales, like the AllOne Mobile deployments listed in the quarterly highlights section above, initial amounts received are allocated to AllOne until the minimum commitment fee under the Agreement is met, after which Diversinet and AllOne share revenues according to the agreement.  To date, the amounts received by All One on deployments have not exceeded the minimum commitment fees.

The Company recognizes revenue in accordance with Statement of Position (“SOP”) 97-2, Software Revenue Recognition, issued by the American Institute of Certified Public Accountants (“AICPA”) in October 1997 as amended by SOP 98-9 issued in December 1998.  The Company has concluded that the Company’s commitment to deliver major product upgrades meets the definition of an unspecified additional software product under SOP 97-2.  If an arrangement includes unspecified additional software products, SOP 97-2 specifies that the entire arrangement would be accounted for as a subscription.  Under subscription accounting, the relevant total fee would be recognized ratably over the non-cancelable term of the arrangement beginning with the delivery of the first product.  As such, during the first and second quarters we recognized revenue of $1,625,000 per quarter under the Agreement.

During the three months ending June 30, 2009, the Company generated $120,000 (2008 - $120,000) from consulting services and $1,825,000 (2008 - $445,000) from licensing.  During the six months ending June 30, 2009, the Company generated $305,000 (2008 - $461,000) from consulting services and $3,650,000 (2008 - $445,000) from licensing.  For the three months ending June 30, 2009, consulting revenues includes delivery of $13,000 in statements of work to AllOne, and $30,000 to Intersections.  License revenues were $1,625,000 from AllOne and $200,000 from Intersections.  Second quarter 2008 revenues included license revenues from Intersections of $445,000 and the delivery of statements of work to AllOne of $77,500.

The Company currently generates its revenues from a small number of customers.  The timing of signing customer contracts and the revenue recognition associated with the customer contracts results in volatility in our revenues and operating income.  We continue to focus on the U.S. market where we derived 99% of our revenues for the three months ended June 30, 2009 (89% for 2008).  For 2009, we expect to have minimum revenues from AllOne of $6,500,000 and from Intersections of $955,000, for a total of $7,455,000.

Cost of Revenues

Our cost of revenues primarily represents the direct costs associated with customer support, training and implementation, and consulting services related to services performed under contract with our customers.  There are no significant costs associated with the manufacturing of our software.  The Company does not allocate any indirect costs such as facilities, sales commissions and administrative costs to cost of revenues.

Cost of revenues for the three months ended June 30, 2009, were $42,000 (or gross margin of 98%) compared with $69,000 (or gross margin of 88%) for the three months ended June 30, 2008 and $84,000 (or gross margin of 98%) compared with $151,000 (or gross margin of 83%) for the six months ended June 30, 2009 and 2008 respectively.  The higher margin in 2009 is the result of overall revenues being comprised of a larger percentage of license revenues.

Research and Development

Research and development expenses includes compensation of software development teams working on the continuing enhancement of our products, quality assurance and testing activities as well as legal costs incurred for patent registration activities and direct administrative costs incurred by the department.  The Company does not include an allocation of general operating expenses to its research and development expenses.

Research and development expenses decreased to $689,000 in the three months ended June 30, 2009 from $715,000 in the three months ended June 30, 2008 and increased to $1,347,000 in the six months ended June 30, 2009 from $1,343,000 in the six months ended June 30, 2008.  The development department often redeploys its resources to perform professional services work required to modify our products as required under our customer agreements.  As a result, during the 2009 year, product development costs of $37,000 (Q1 - $28,000; Q2 - $9,000) compared to 2008 of $100,000 (Q1 - $77,000; Q2 - $23,000) were reallocated from research and development to cost of revenues.  The higher costs in Q2 2008 are primarily the result of foreign exchange changes on payroll costs and the reduction in contractor’s expenses in 2009.

Sales and Marketing

Sales and marketing expenses include compensation of sales and marketing personnel, public relations and advertising, trade shows, marketing materials and direct operating expenses incurred by the sales and marketing department.  The Company does not include an allocation of general operating expenses in its sales and marketing expenses.

Sales and marketing expenses were $379,000 for the three months ended June 30, 2009 compared to $486,000 for the three months ended June 30, 2008.  Sales and marketing expenses were $758,000 in the six months ended June 30, 2009 compared to $896,000 for the six months ended June 30, 2008.  The decrease in sales and marketing costs of $138,000 over 2008 was partly due to the foreign exchange changes on payroll costs and a reduction in the number of employees and contractors from 9 to 7 at the end of June 2009 and 2008, respectively.

General and Administrative

General and administrative expenses include compensation expenses for corporate personnel and other general and administrative expenses such as facilities, travel and professional costs.  Corporate personnel include executive officers, business development, financial planning and control, legal, human resources and corporate administrative staff.

General and administrative expenses were $473,000 for the second quarter of 2009 compared to $525,000 incurred during the similar period of 2008.  General and administrative expenses were $912,000 for the six months ended June 30, 2009 compared to $972,000 incurred during the six months ended June 30, 2008.  Included in general and administrative expenses are non-cash charges related to stock-based compensation.  Under GAAP, the Company is required to estimate the fair value of stock-based compensation granted to employees and to expense the fair value over the estimated vesting period of the stock options and warrant grants.  We have recorded stock-based compensation expense of $241,000 for the three months ended June 30, 2009 ($278,000 - 2008) and $489,000 for the six months ended June 30, 2009 ($479,000 - 2008).

Depreciation and Amortization

Depreciation and amortization expense in the second quarter of 2009 was $19,000 compared to $26,000 in the second quarter of 2008.  Depreciation and amortization expense for the six months ended June 30, 2009 decreased to $37,000 from $52,000 in the six months ended June 30, 2008.  The decrease in depreciation and amortization expense in 2009 over 2008 is largely due to a write down of certain assets in the fourth quarter of 2008.  During the second quarter of 2009, capital assets additions of $15,000 relate to computer equipment.

Foreign Exchange and Interest Income

We have reported a foreign exchange gain of $707,000 for the three months ended June 30, 2009 compared to a foreign exchange gain of $15,000 for the similar period in 2008.  Foreign exchange gains were $384,000 for the six months ended June 30, 2009 compared to $37,000 during the six months ended June 30, 2008.  In October 2008, we exchanged US$10,000,000 into Cdn$12,940,000.  As of June 30, 2009, we continue to maintain a significant Canadian dollar cash equivalents balance as well as other Canadian dollar accounts payable and accrued liabilities.  From March 31, 2009 to the June 30, 2009, the Canadian dollar appreciated $0.0670, resulting in a gain for the quarter.  Furthermore, Cdn/US dollar currency exchange rates have fluctuated from $0.9807 in Q2 2008 to 0.8598 in Q2 2009.  We earned interest and other income of $7,000 during second quarter of 2009 compared to $38,000 for the same period in 2008 through investing our excess cash.  Interest income was $39,000 for the six months ended June 30, 2009 compared to $108,000 earned during the six months ended June 30, 2008.  Current interest rates for short term investment grade investments have decreased over the past year.

Net Income (Loss)

We reported net income of $1,056,000, or 0.02 per share based on a weighted average 47,107,000 common shares outstanding for the three months ended June 30, 2009 compared to a net loss of $1,205,000 or (0.03) per share based on a weighted average 43,243,000 common shares outstanding in the prior year’s second quarter.  The net income for the six months ended June 30, 2009 was $1,238,000 or 0.03 per share based on a weighted average 47,070,000 common shares outstanding compared to a net loss of $2,363,000 or 0.05 per share based on a weighted average 43,205,000 common shares outstanding for the six months ended June 30, 2008.  The net income reported for the three and six months ending June 30, 2009 is due to the significant increase in revenue, compounded by a foreign exchange gain in the second quarter, while the overall expenses were modestly lower than the previous period.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents and short-term investments at June 30, 2009 were $10,671,000 compared with $7,864,000 at June 30, 2008 and $12,075,000 at December 31, 2008.  The net change in cash and cash equivalents for the six months ended June 30, 2009 was a decrease of $(1,404,000) compared to $(530,000) for 2008.

The cash used for the three and six months ended June 30, 2009 is mainly due to operating activities, which used cash in an amount of $739,000 and $1,765,000 respectively.  This was offset by the foreign exchange gains on cash held in foreign currency of $707,000 and $384,000 respectively.  In September 2008, AllOne paid $4,500,000 as part of the first year payment under the license and revenue share agreement.  During each of Q1 and Q2 2009, we recognized $1,625,000 in revenues and reduced deferred revenues accordingly.  The cash provided during the three and six months ended June 30, 2008 is primarily due to cash received on the exercise of warrants in an amount of $1,725,000, which was offset by operating activities, which used cash in an amount of $703,000 and $2,241,000 respectively.

We believe that our cash and cash equivalents as at June 30, 2009 of $10,671,000 and cash generated from operations will be sufficient to meet our cash requirements for at least the next twelve months.

We have incurred operating losses in each of the last eleven fiscal years, although we have been profitable over the past four consecutive quarters.  We have sustained our business during this period through a series of common share issuances through private placements, and through our employee share option plan.  We cannot provide assurance that we will be able to raise sufficient funds in the future to sustain our operations beyond the next twelve months.

OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements that have had, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

We are committed under operating leases for a total amount of approximately $579,000.  The minimum payments due in each of the following years are as follows:

Contractual obligations	Less than 1 year	2-3 years	4-5 years	More than 5 years	Total
Operating lease obligations	$102,267	$408,652	$67,624	-	$578,543
Total	$102,267	$408,652	$67,624	-	$578,543

RELATED PARTY TRANSACTIONS

As at June 30, 2009, HSA owns 6,937,402 common shares and 50,000 options representing approximately 15% of the issued and outstanding common shares of the Company, assuming the exercise of such options.  The Company has commercial transactions with subsidiaries of HSA as disclosed in the revenue section above.

UNAUDITED QUARTERLY SELECTED FINANCIAL INFORMATION

The following table presents unaudited selected financial data for each of the last eight quarters ended June 30, 2009:

	Revenue for the period	Net income (loss) for the period	Income (loss) per share
	($000’s)	($000’s)	($)
June 30, 2009	1,945	1,056	0.02
March 31, 2009	2,010	182	0.00
December 31, 2008	1,924	272	0.01
September 30, 2008	1,784	142	0.00
June 30, 2008	565	(1,205)	(0.03)
March 31, 2008	342	(1,159)	(0.03)
December 31, 2007	1,352	(1,326)	(0.03)
September 30, 2007	1,262	(730)	(0.02)

APPLICATION OF CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period.  Significant estimates are used in determining, but not limited to, the allowance for doubtful accounts, income tax valuation allowances, stock based compensation, the useful life of depreciable assets and the recoverability of fixed assets. In making such estimates and assumptions, management consults with employees knowledgeable in the area; gathers relevant information; where appropriate, seeks advice from qualified third parties, and, makes judgments, which in their opinion at the time, represent fair, balanced and appropriate conservative estimates and assumptions.  Actual results could differ from those estimates.

In our 2008 Annual Audited Consolidated Financial Statements and Notes thereto as well as in our 2008 Annual MD&A, we have identified the accounting policies and estimates that are critical to the understanding of our business operations and our results of operations.  For the three and six months ended June 30, 2009 there are no changes to the critical accounting policies and estimates from those found in our 2008 Annual MD&A.

RECENTLY ISSUED ACCOUNTING STANDARDS

International Financial Reporting Standards (IFRS):  In February 2008, the Canadian Accounting Standards Board announced the adoption of International Financial Reporting Standards for publicly accountable enterprises.  IFRS will replace Canadian GAAP effective January 1, 2011.  IFRS is effective for our first quarter of 2011 and will require that we restate our 2010 comparative numbers.  We cannot at this time reasonably estimate the impact of adopting IFRS on our consolidated financial statements.

Consolidated financial statements:  In January 2009, the CICA issued Handbook Section 1601, “Consolidated financial statements,” which replaces the existing standards.  This section establishes the standards for preparing consolidated financial statements.  This standard is effective for 2011.  Earlier adoption is permitted.  We are currently evaluating the impact of adopting this standard on our consolidated financial statements.

DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

As disclosed in the 2008 Annual Report, the Company identified a material weakness in internal controls over financial reporting.  Due to the limited number of staff, Diversinet’s finance staff does not have sufficient technical accounting knowledge to address all complex and non-routine accounting transactions that may arise.  These transactions are sometimes extremely technical in nature and require an in-depth understanding of GAAP.  As a result of this pervasive deficiency, these types of transactions may not be recorded correctly, potentially resulting in material misstatements of the financial statements of the Company.  To address this risk, the Company has a control whereby it consults with its auditors and advisors, as needed, in conjunction with the recording and reporting of complex and non-routine accounting transactions.  Management has concluded that this control was not operating effectively during the 2008 fiscal year as the Company did not consult with external advisors on certain complex and non-routine transactions and on certain of these transactions, errors were identified by our auditors.  All material misstatements detected by the audit have been corrected by the Company.  Any changes in the staff complement will be dependent upon the growth of our operations and the number of our staff to allow further technical accounting knowledge to address all complex and non-routine accounting transactions.  Management will continue to review consultation controls and, if appropriate, implement changes to its current internal control processes whereby more effective consultation will be adopted.

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the three and six months ended June 30, 2009, we did not make any significant changes in, nor take any corrective actions regarding, our internal controls or other factors that could significantly affect these controls.  We periodically review our internal controls for effectiveness and conduct an evaluation of our disclosure controls and procedures each quarter.

RISKS AND UNCERTAINTIES

Our Company is subject to a number of risks and uncertainties that could cause actual results to differ materially from those predicted or anticipated.  These risks are described in our annual Form 20-F filed with the SEC in the United States at www.sec.gov and filed on SEDAR in Canada at www.sedar.com.  We encourage you to review these filings in order to evaluate an investment in our securities.  Some key risks that could cause actual results to differ materially from those predicted or anticipated are listed below.

Impact of current economic conditions: The current unfavorable economic conditions may negatively impact the Company’s financial viability.  Unfavorable economic conditions could also increase the Company’s financing costs, negatively affect profitability, limit access to capital markets and negatively impact the ability to maintain or attract customers.  The Company often enters into multi-year contracts with customers that often have minimum threshold amounts due to us.  These contracts, including the AllOne and Intersections agreements have a risk of cancellation if there is slow customer adoption.  Due to the economic uncertainty, our customers may default on their obligations under these agreements or seek to renegotiate certain of their financial obligations.

Financial resources: The attached consolidated financial statements are prepared on a going concern basis that assumes that the Company will continue in operation in the foreseeable future and be able to realize its assets and discharge its liabilities in the normal course of business.  Although we have made progress in developing our solutions and have completed initial consumer deployments, our revenue from operations may not be sufficient to cover our operating expenses at present.  We have historically obtained funding for operations from private placements, but there is no assurance we will be able to do so again in the future or on terms favourable to the Company, despite the progress of the business.  Our failure to either raise capital when needed or to generate revenues would leave us with insufficient resources to continue our business.

Variability of performance: Our quarterly and annual operating results have varied substantially in the past and are likely to vary substantially from quarter to quarter and year to year in the future due to a variety of factors.  Although the Company has recently entered into agreements with AllOne and Intersections that provide some known, predictable minimum revenues, our period-to-period operating results are significantly dependent upon the sale of license agreements and the continued success in providing professional services.  In this regard, the purchase of our solutions often requires our customers to make a significant capital investment, which customers may view as a discretionary cost and, therefore, a purchase that can be deferred or cancelled due to budgetary or other business reasons.  Furthermore, our ability to continue providing professional services is dependent upon being able to provide value added resources at reasonable rates.  Estimating future revenues is also difficult because we ship our products upon receipt of a signed license agreement and, therefore, we do not have a backlog.  Thus, quarterly and annual license revenues are heavily dependent upon agreements finalized and software shipped within the same quarter or year.  We expect these revenue patterns to continue for the foreseeable future, until recurring revenue becomes a significant portion of total revenue.  Despite the uncertainties in our revenue patterns, our operating expenses are based upon anticipated revenue levels and such expenses are incurred on an approximately rateable basis throughout the quarter.  As a result, if expected revenues are delayed or otherwise not realized in a quarter for any reason, our business, operating results and financial condition would be adversely affected in a significant way.

Liquidity of our common shares: If our common shares should become ineligible for continued quotation on the Over the Counter Bulletin Board or a public trading market does not continue for any reason, holders of our common shares may have difficulty selling their shares.  Our common shares may continue to be penny stock, which may adversely affect the liquidity of our common shares.  The United States Securities and Exchange Commission has adopted regulations that define a penny stock to be any equity security that has a market price, as defined in those regulations, of less than $5.00 per share, subject to certain exceptions.  Our common shares are currently penny stock.  In July 2008, our common shares were also posted for trading on the TSX Venture Exchange on Tier 1 as a technology issuer under the symbol DIV.

Commercial deployment: The ability of the Company to continue operations is also dependent on the acceptance of its security, identity management solutions, secure application platform solutions in the health care market and the adoption of transaction-based applications over wireless networks as an accepted method of commerce in sufficient volume for us to generate enough revenues to fund our expenses and capital requirements.  The wireless mobile commerce market is in a very early stage and it may not develop to a sufficient level to support our business.

Dependence on key customers; concentration of credit: The loss of any key customer and our inability to replace revenues provided by a key customer may have a material adverse effect on our business and financial condition.  Our customer base includes large healthcare providers, financial institutions and security providers.  As a result, we maintain individually significant receivable balances due from them.  If these customers fail to meet their payment obligations, our operating results and financial condition could be adversely affected.

Foreign exchange: Our functional currency is the U.S. dollar.  Sales generated outside Canada are generally denominated in U.S. dollars.  During the three and six months ended June 30, 2009 and 2008, we incurred a portion of our expenses in U.S. dollars and Canadian dollars.  Changes in the value of the Canadian currency relative to the U.S. dollar may result in currency losses that may have an adverse effect on our operating results.  During fiscal 2008 and 2007 we maintained a portion of our cash resources in both U.S. and Canadian dollar term deposits.  During October 2008, we exchanged $10,000,000 into Cdn$12,940,000.  As the majority of our expenses are in Canadian dollars, we believe that this exchange was a prudent decision to match the longer term requirement for Canadian dollars to meet ongoing Canadian dollar expenses.  During the six months ended June 30, 2009 and fiscal 2008 we maintained a portion of our cash resources in both U.S. and Canadian dollar term deposits.  The Company does not have any foreign currency derivative instruments outstanding at June 30, 2009.

Litigation: Our Company has previously been named as a defendant in various proceedings arising in the course of our Company’s activities and arising from transactions relating to a previous business operated by our Company.  Litigation arising from these matters may be time consuming, distracting and expensive.  An adverse resolution to any of these proceedings may have a material adverse impact on our business and financial condition.